BRITISH COLUMBIA
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Number: C0908986

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Passeport Potasse Inc., has continued into British Columbia from the Jurisdiction of QUEBEC, under the Business Corporations Act, with the name PASSPORT POTASH INC. on April 26, 2011 at 04:37 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On April 26, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada